October 3, 2024

Li Peng Leck
Executive Chairwoman and Executive Director
DAVIS COMMODITIES Ltd
10 Bukit Batok Crescent, #10-01, The Spire
Singapore 658079

       Re: DAVIS COMMODITIES Ltd
           Registration Statement on Form F-3
           Filed September 27, 2024
           File No. 333-282380
Dear Li Peng Leck:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate Beukenkamp at 202-551-3861 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Ying Li